Exhibit 12.1

Guitar Center, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

(unaudited)

	Year Ended December 31,
	2004	2003	2002	2001	2000

Income before income taxes	102,298	59,509	40,801	29,276	35,758
Add: Interest expense	5,390	12,540	13,077	13,411	12,466
Portion of rents representative of interest factor	12,747	11,260	9,675	7,573	5,510

Earnings (loss) as adjusted	120,435	83,309	63,553	50,260	53,734

Fixed charges:
Interest expense	5,390	12,540	13,077	13,411	12,466
Portion of rents representative of
interest factor	12,747	11,260	9,675	7,573	5,510
Total fixed charges	18,137	23,800	22,752	20,984	17,976

Ratio of earnings fixed charges	6.6	3.5	2.8	2.4	3.0